[redacted]

SEC MAIL PROCESSING
RECEIVED
FEB 2 5 2011
WASH, D.C.
200
SECTION

11017564

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48080

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodstock Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

117 Towne Lake Parkway, Suite 200
(No. and Street)

Woodstock	Georgia	30188
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Raike, III — (770)-516-6996
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Accell Audit and Compliance, P.A.
(Name – *if individual, state last, first, middle name*)

4868 West Gandy Boulevard	Tampa	Florida	33611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William J. Raike, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodstock Financial Group, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

KELLY D HANSARD
NOTARY PUBLIC
FORSYTH COUNTY, GEORGIA
MY COMM. EXPIRES
12/09/2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS

To the Board of Directors
Woodstock Financial Group, Inc.
Woodstock, Georgia

In planning and performing our audit of the financial statements and supplemental schedule of Woodstock Financial Group, Inc. (the "Company"), as of and for the period ended December 31, 2010, in accordance with the standards of the Public Company Oversight Board (United States), we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2) Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

4868 West Gandy Boulevard • Tampa, Florida 33611 • 866.683.2727

A *control deficiency* exists when the design operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting. A *material weakness* is a deficiency or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraph of this letter and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Accell Audit & Compliance, PA

Tampa, Florida
February 23, 2011

4868 West Gandy Boulevard • Tampa, Florida 33611 • 866.683.2727

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Woodstock Financial Group, Inc.
Woodstock, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] (the "Form SIPC-7T") to the Securities Investor Protection Corporation (the "SIPC") for the period ended December 31, 2010, which were agreed to by Woodstock Financial Group, Inc. ("Woodstock" or the "Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for Woodstock's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (checks copies and general ledger) noting no differences;

2. Compared the amounts reported in Form SIPC-7T for the period ended December 31, 2010, to the amounts reported on the audited Form X-17A-5 for the period ended December 31, 2010;

3. Compared all adjustments reported in Form SIPC-7T with supporting schedules and working papers derived from the general ledger, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers derived from the general ledger that supported the adjustments, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Accell Audit & Compliance, PA

Tampa, Florida
February 23, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended Dec. 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

DEC 22 2010 1

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048080 FINRA DEC
WOODSTOCK FINANCIAL GROUP INC 15*15
117 TOWNE LAKE PKWY STE 200
WOODSTOCK GA 30188-4831

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 26,320

B. Less payment made with SIPC-6 filed (exclude interest) (5,639)
July 22, 2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 20,681

E. Interest computed on late payment (see instruction E) for _____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 20,681

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 20,681

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Woodstock Financial Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 16 day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 01, 2010 and ending Dec 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 11,648,402

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 777,143

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 149,873

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 72,364

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 121,056

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 1,120,436

2d. SIPC Net Operating Revenues $ 10,527,966

2e. General Assessment @ .0025 $ 26,320

(to page 1, line 2.A.)

WOODSTOCK FINANCIAL GROUP, INC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

FOR THE PERIOD ENDED DECEMBER 31, 2010

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

Accell

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Woodstock Financial Group, Inc.

We have audited the accompanying balance sheet of Woodstock Financial Group, Inc. (the "Company") as of December 31, 2010, and the related statements of income, shareholder's equity and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company. as of December 31, 2010, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Accell Audit & Compliance, PA

Tampa, Florida
February 23, 2011

WOODSTOCK FINANCIAL GROUP, INC.
Balance Sheet
As of December 31, 2010

ASSETS		
Cash and cash equivalents	$	887,215
Clearing deposit		161,182
Securities inventory, at fair value		1,116,222
Accrued interest		20,642
Commissions receivable		1,247,322
Furniture, fixtures, and equipment, at cost, net of accumulated depreciation of $90,679		20,283
Other assets		80,339
Total assets	$	3,533,205
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$	98,797
Commissions payable		1,007,161
Liability for securities inventory		1,079,377
Deferred revenue		375,000
Other liabilities		4,155
Total liabilities		2,564,490
Commitments		
Shareholder's equity:		
Common stock, $.01 par value; 10,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		801,835
Retained earnings		166,870
Total shareholder's equity		968,715
Total liabilities and shareholder's equity	$	3,533,205

See accompanying notes to financial statements

WOODSTOCK FINANCIAL GROUP, INC.
Statement of Income
For the Period Ended December 31, 2010

OPERATING INCOME		
Commissions	$	10,243,003
Other fees and income		1,037,643
Interest and dividends		263,482
Net realized gain on securities		67,429
Unrealized gain on securities		36,845
Total operating income		11,648,402
OPERATING EXPENSES		
Commissions to brokers		8,983,983
Selling, general, and administrative expenses		2,329,228
Clearing costs		149,873
Interest expense		18,448
Total operating expenses		11,481,532
Net income	$	166,870

See accompanying notes to financial statements

WOODSTOCK FINANCIAL GROUP, INC.
Statement of Shareholder's Equity
For the Period Ended December 31, 2010

	Common Stock Shares	Common Stock Value	Additional Paid-in Capital	Retained Earnings
Beginning balance, January 2010	$ -	$ -	$ -	$ -
Common stock	1,000	10	-	-
Contributions from parent company	-	-	1,156,335	-
Distributions to parent company	-	-	(354,500)	-
Net income	-	-	-	166,870
Ending balance, December 2010	$ 1,000	$ 10	$ 801,835	$ 166,870

See accompanying notes to financial statements

WOODSTOCK FINANCIAL GROUP, INC.
Statement of Cash Flows
For the Period Ended December 31, 2010

Net income	$	166,870
Adjustments to reconcile net income to net cash flows from operating activities		
Depreciation		7,493
Unrealized gain on securities inventory		(36,845)
Changes in operating assets and liabilities		
Accrued interest		(20,642)
Commissions receivable		(521,862)
Clearing deposit		(30,100)
Other assets		95,978
Accounts payable		95,615
Commissions payable		366,095
Deferred revenue		375,000
Other liabilities		4,155
Net cash flows from operating activities		501,757
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets		(9,963)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock		10
Cash contribution from parent		749,911
Distributions to parent		(354,500)
Net cash flows from financing activities		395,421
NET CHANGE IN CASH AND CASH EQUIVALENTS		887,215
CASH AND CASH EQUIVALENTS, beginning of year		-
CASH AND CASH EQUIVALENTS, end of year	$	887,215
SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS		
Securties inventory obtained via financing through Southwest Securities, Inc.	$	5,170,199
Satisfaction of liability for securties inventory sold via Southwest Securities, Inc.	$	4,090,822
SUPPLEMENTAL DISCLOSURE OF CASH PAID FOR INTEREST	$	18,448

See accompanying notes to financial statements

WOODSTOCK FINANCIAL GROUP, INC.
Statement of Cash Flows
For the Period Ended December 31, 2010

Net income	$	166,870
Adjustments to reconcile net income to net cash flows from operating activities		
Depreciation		7,493
Unrealized gain on securities inventory		(36,845)
Changes in operating assets and liabilities		
Accrued interest		(20,642)
Commissions receivable		(521,862)
Clearing deposit		(30,100)
Other assets		95,978
Accounts payable		95,615
Commissions payable		366,095
Deferred revenue		375,000
Other liabilities		4,155
Net cash flows from operating activities		501,757
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets		(9,963)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock		10
Cash contribution from parent		749,911
Distributions to parent		(354,500)
Net cash flows from financing activities		395,421
NET CHANGE IN CASH AND CASH EQUIVALENTS		887,215
CASH AND CASH EQUIVALENTS, beginning of year		-
CASH AND CASH EQUIVALENTS, end of year	$	887,215
SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS		
Securties inventory obtained via financing through Southwest Securities, Inc.	$	5,170,199
Satisfaction of liability for securties inventory sold via Southwest Securities, Inc.	$	4,090,822
SUPPLEMENTAL DISCLOSURE OF CASH PAID FOR INTEREST	$	18,448

See accompanying notes to financial statements

Note 1 Description of Business and Summary of Significant Accounting Policies

Business

Woodstock Financial Group, Inc. (the "Company" or "WFG") is a full service securities brokerage firm, which was incorporated in January 2010. The Company is registered as a broker-dealer with the Financial Industry Regulatory Authority ("FINRA") in 50 states, Puerto Rico, Washington D.C. and also as a municipal securities dealer with the Municipal Securities Regulation Board. The Company is also an SEC Registered Investment Advisor and maintains advisory accounts through Fidelity Registered Investment Advisor Group ("FRIAG"), an arm of Fidelity Investments and IMG (Investment Management Group, a division of Southwest Securities.) The Company is subject to net capital and other regulations of the United States Securities and Exchange Commission ("SEC"). The Company offers full service commission and fee-based money management services to individual and institutional investors.

The Company is a wholly-owned subsidiary of Woodstock Holdings, Inc. ("WHI"). In January 2010, WHI amended its Articles of Incorporation to change its name from Woodstock Financial Group, Inc. to Woodstock Holdings, Inc. Concurrently, the Company was incorporated and named Woodstock Financial Group, Inc., as described above. A portion of the assets of WHI were then contributed to the newly established subsidiary.

WFG maintains a custody-clearing relationship with Southwest Securities, Inc. ("Southwest") and these accounts are introduced to Southwest on a fully disclosed basis.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker-dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, clearing deposit, securities inventory and commissions receivable.

Cash and cash equivalents and the clearing deposit are deposited in various financial institutions. At times, amounts on deposit may be in excess of the FDIC insurance limit. From December 31, 2010, to December 31, 2012, all noninterest-bearing transaction accounts are fully insured, regardless of the balance of the accounts, at all FDIC insured institutions. At December 31, 2010, all cash deposits were covered under the FDIC insurance limits.

At December 31, 2010, commissions receivable were approximately $1,247,000, and of that $1,234,000 were due from Southwest Securities, Inc.

Revenue Recognition and Commissions Receivable

WFG charges commissions and/or fees for customer transactions. These commissions and/or fees are charged within the guidelines of industry standards. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

Advertising

The Company recognizes advertising costs as incurred in selling, general and administrative expenses in the statement of operations. The amount of advertising expense recognized in 2010 was approximately $4,000.

Cash and Cash Equivalents
Cash and cash equivalents include short-term deposits and highly liquid investments that have original maturities of three months or less when purchased and are stated at cost.

Furniture, Fixtures and Equipment
Furniture, fixtures and equipment are reported at cost, less accumulated depreciation. Depreciation of furniture, fixtures and equipment is computed using the double declining balance method over the estimated useful life of five years. For assets that are purchased after January 1, 2011, the straight line will replace the current depreciation method.

The cost of maintenance and repairs, which do not improve or extend the useful life of the respective asset, is charged to earnings as incurred, whereas significant renewals and improvements are capitalized.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

The Company files income tax returns in the United States and Georgia, which are subject to examination by the tax authorities in these jurisdictions. Generally, the statute of limitations related to the Company's federal and state income tax return is three years. The state impact of any federal changes for prior years remains subject to examination for a period up to five years after formal notification to the states.

Fair Value of Financial Instruments
Financial Accounting Standards Board Accounting Standard Codification No. 820, *Fair Value Measurements and Disclosures*, ("ASC 820") establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below.

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 — Inputs to the valuation methodology including quoted prices for similar or identical assets or liabilities in active or inactive markets. Inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived from observable market data. If the asset or liability has a specified term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Recent Accounting Pronouncements
In January 2010, the FASB issued ASU No. 2010-04, *SEC Update – Accounting for Various Topics: Technical Corrections to SEC Paragraphs*. This update ASU detailed amendments to various topics for technical corrections. The adoption of ASU 2010-04 did not have a material impact on the Company's financial statements.

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements.* The ASU amends Subtopic 820-10, Fair Value Measurements and Disclosures to provide guidance on the fair value measurement of liabilities. The adoption of ASU 2010-06 did not have a material impact on the Company's financial statements.

In February 2010, the FASB issued ASU No. 2010-08, *Technical Corrections to Various Topics*. This ASU detailed amendments to various topics for technical corrections. The adoption of ASU 2010-08 did not have a material impact on the Company's financial statements.

In February 2010, the FASB issued ASU No. 2010-09, *Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements*. This update provides amendments to Subtopic 855-10, Subsequent Events. The adoption of ASU 2010-09 did not have a material impact on the Company's financial statements.

In August 2010, the FASB issued ASU No. 2010-21, *Accounting for Technical Amendments to Various SEC Rules and Schedules*. This Update amends various SEC paragraphs pursuant to the issuance of Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies. The adoption of ASU 2010-21 did not have a material impact on the Company's financial statements.

In August 2010, the FASB issued ASU No. 2010-22, *Accounting for Various Topics-Technical Corrections to SEC Paragraphs*. This ASU details amendments to various topics for technical corrections. The adoption of ASU 2010-22 did not have a material impact on the Company's financial statements.

Subsequent Events
In accordance with FASB ASC 855, *Subsequent Events,* the Company evaluated subsequent events through the date of this audit report, the date the financial statements were issued.

Note 2 Related Party Transactions

During the period ended December 31, 2010, a company owned by the Chief Executive Officer ("CEO") received consulting fees from WFG in the amount of approximately $166,000. In addition, WFG pays an override equal to 2.5% of revenues to a company owned by the CEO. A company owned by the CEO's spouse also receives consulting fees of $120,000 annually. During the period ended December 31, 2010, the CEO also earned an override bonus of approximately $314,000. Of the override bonus earned during the year ended December 31, 2010, approximately $307,000, respectively, was paid. Included in the paid override bonus is approximately $30,000 from payments that were due in 2009 from WHI. This liability was transferred to WFG during the reorganization and was paid during 2010. The unpaid 2010 override bonus of approximately $37,000 is included in accounts payable at December 31, 2010.

Registered representatives licensed with WFG sold interests in Raike Real Estate Income Fund ("RRIF") and received approximately $32,000 in commissions during 2010. RRIF is managed by a company owned by the CEO of WHI.

Pursuant to Exchange Act Rules 17a-3(a) and (a)(2), WFG and WHI have an expense sharing agreement in place.

Note 3 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $761,433, which was $661,433 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.95 to 1.

Note 4 Off-Balance Sheet Risk

Customer transactions are introduced and cleared through the Company's clearing agent on a fully disclosed basis. Under the terms of its clearing agreement, the Company is obligated to make sure that its customers pay for all transactions and meet all maintenance requirements, if applicable, in a timely manner under Regulation-T of the Federal Reserve Board.

The Company engages in inter-dealer activity with various broker-dealers and qualified institutional buyers. These transactions are affirmed/compared in a timely fashion to make sure all such counterparties fulfill their settlement obligations.

Note 5 Income Taxes

The components of income tax expense for the period ended December 31, 2010 are as follows:

Current	$	32,035
Deferred		-
Change in valuation allowance		-
Use of operating loss carryforwards		(32,035)
	$	-

The difference between income tax expense computed by applying the statutory federal income tax rate to earnings before taxes for the period ended December 31, 2010 is as follows:

Pretax earnings at statutory rate	$	26,931
State income tax, net of federal benefit		5,104
Other		-
Change in valuation allowance		-
Use of operating loss carryforwards		(32,035)
	$	-

The components of deferred taxes at December 31, 2010 are as follows:

Deferred income tax assets:		
Operating loss carryforwards	$	384,894
Stock based compensation expense		129,981
Total gross deferred income tax assets		514,875
Less valuation allowance		(514,875)
Net deferred tax	$	-

During 2010 a valuation allowance was established for the entire amount of the net deferred tax asset as the realization of the deferred tax asset is dependent on future taxable income.

At December 31, 2010, the Company had net operating loss carryforwards for tax purposes of approximately $1.0 million which will expire beginning in 2016, if not previously utilized.

Note 6 Selling, General and Administrative Expenses

Components of selling, general and administrative expenses which are greater than 1% of total revenues for the period ended December 31, 2010 are as follows:

Consultant fees	$	757,420
Compensation	$	487,316

Note 7 Securities Inventory and Liability for Securities Inventory

The Company maintains an investment grade municipal bond inventory account for the purpose of inter-dealer trading. This inventory account is monitored on a daily basis for credit risk, market risk and collateralization purposes. This inventory is held in a segregated margin account at Southwest, the Company's clearing firm. This segregated margin account is collateralized by the Company's clearing deposit account at Southwest. The current interest rate environment has produced a positive cost to carry on this trading account.

Note 8 Fair Value

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 887,215	$ -	$ -	$ 887,215
Clearing deposit	161,182	-	-	161,182
Securities inventory	1,116,222	-	-	1,116,222
Total	$ 2,164,619	$ -	$ -	$ 2,164,619

The method described on the previous page may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation method was appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 9 Employee Retirement Plan

The Company has established a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE IRA). Employees who receive at least $5,000 of compensation for the calendar year are eligible to participate. The Company matches employee contributions dollar for dollar up to three percent of the employee's compensation. Total contributions for any employee are limited by certain regulations. During 2010, the Company contributed approximately $9,200 to the plan.

SUPPLEMENTAL

SCHEDULE

WOODSTOCK FINANCIAL GROUP, INC.
Net Capital Computation
December 31, 2010

COMPUTATION OF NET CAPITAL:

Total shareholder's equity	$	968,715
Non-allowable assets		(105,663)
Tentative net capital		863,052
Haircut on Inventory		(58,444)
Other Deductions 4% on inventory position		(43,175)
Net capital		761,433
Minimum net capital		100,000
Excess net capital	$	661,433

AGGREGATE INDEBTEDNESS TO NET CAPITAL RATIO:

Aggregate indebtedness	$	1,485,113
Net capital	$	761,433
Ratio		1.95 to 1

There was no significant difference between net capital as computed by the Company (included in Part II of its FOCUS report as of December 31, 2010) and the amount computed above.